Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration No. 333-260807
September 5, 2023

Issuer:	WEC Energy Group, Inc.

Security	5.60% Senior Notes due September 12, 2026

Principal Amount	$600,000,000

Maturity:	September 12, 2026

Coupon:	5.60%

Initial Price to Public:	99.984% per Senior Note

Yield to Maturity:	5.606%

Spread to Benchmark Treasury:	+93 basis points

Benchmark Treasury:	UST 4.375% due August 15, 2026

Benchmark Treasury Yield:	4.676%

Interest Payment Dates:	March 12 and September 12, commencing March 12, 2024

Optional Redemption:	Prior to August 12, 2026 (the date that is one (1) month prior to the maturity date of the Senior Notes) (referred to herein as the “Par Call Date”), the Senior Notes will be redeemable, at the option of the Issuer, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 15 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Senior Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the Par Call Date, the Issuer may redeem the Senior Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Trade Date:	September 5, 2023

Expected Settlement Date:	T+5, September 12, 2023

Expected Ratings* (Moody’s/S&P/Fitch):	Baa1 (stable) / BBB+ (negative) / BBB+ (stable)

CUSIP / ISIN:	92939U AM8/ US92939AM80

Joint Book-Running Managers:	BMO Capital Markets Corp. BofA Securities, Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc.

Co-Managers:	Comerica Securities, Inc. Independence Point Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp. toll-free at (866) 864-7760, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, PNC Capital Markets LLC toll-free at (855) 881-0697 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.